Exhibit 2.2

Agreement

for the

Sale and Purchase of Shares in Sky Deutschland AG

Share Sale and Purchase Agreement

between

1.	21st Century Fox Adelaide Holdings B.V., a Dutch limited liability company (besloten vennootschap), having its registered office at 61 Toren A, De entree, Amsterdam Zuidoost, Noord-Holland, 1101 BH, The Netherlands

- the “Seller”-

2.	Twenty-First Century Fox, Inc., a Delaware Corporation with its principle place of business at 1211 Avenues of the Americas, New York, New York 10036, USA

- the “21st Guarantor” -

and

3.	Kronen tausend985 GmbH (to be renamed to Sky German Holdings GmbH), a German limited liability company, having its registered seat in Munich, Germany, registered with the commercial register of the local court (Amtsgericht) of Munich under HRB 211181

- the “Purchaser” -

4.	British Sky Broadcasting Group PLC, a UK public limited company, having its registered office at Grant Way, Isleworth, Middlesex TW7 5QD, UK, with company number 2247735

- the “BSkyB Guarantor” -

each a “Party” and collectively the “Parties”

Table of Contents

Index of Definitions	4

List of Annexes	6

Preamble	8

§ 1 Sale of the Sold Shares	9

§ 2 Purchase Price	10

§ 3 Tender Offer	11

§ 4 Closing	12

§ 5 Representation and Warranties of the Seller	17

§ 6 Representations of the Purchaser	19

§ 7 Covenants	20

§ 8 Protection of the Purchaser’s Interests	25

§ 9 Indemnification	27

§ 10 Termination	31

§ 11 BSkyB Guarantee and Indemnity	32

§ 12 21st Guarantee and Indemnity	33

§ 13 Notices	35

§ 14 Confidentiality	36

§ 15 Miscellaneous	38

Index of Definitions

2013/2017 Agreement	23
2014/2015 Bundesliga Back to Back Guarantee	15
21st Announcement	36
21st Group	8
21st Guaranteed Obligations	33
21st Guarantor	2
Actions	33
Additional Bundesliga Back to Back Guarantee	24
Affiliate(s)	39
Agreement	8
Applicable Laws	12
Authorized Recipient	40
Available Tax Saving	29
BaFin	11
BSkyB Guaranteed Obligations	32
BSkyB Guarantor	2
BSkyB Resolution	19
Bundesliga Consent	23
Bundesliga Release	23
Bundesliga Release Letter	23
Business Day	39
Cable	25
Change of Control	32
Claim	27
Closing	12
Closing Conditions	12
Closing Date	12
Competing Service	25
Competition and Regulatory Clearances	13
Confidential Information	36
Control	33
Controlled	33
Controlling	33
Controlling Interest	25
Conversion	8
Convertible	8
December 2013 FSA	7
DTH	25
DTT	25
Encumbrance	17
Existing Bundesliga Guarantee	7

German Transaction	9
Group Company	8
Immaterial Commitment	13
Increased Credit Facilities Guarantee	16
Indemnified Person	26
IPTV	25
Italian Group	8
Italian Transaction	9
January 2013 FSA	7
JP Morgan Consent	24
JP Morgan Guarantee Agreement	7
JP Morgan Release	24
JP Morgan Release Letter	24
JPM Back to Back Guarantee	16
JV Stake	9
Listing Rules	19
Longstop Date	13
Losses	27
Mobile	25
NGC	9
NGC Seller	9
NGC SPA	9
Nominee	9
Non-Controlled Entity	25
Offer Document	8
OTT	25
Parties	2
Party	2
payee	28
Payment Date	29
payor	28
Prohibited Activity	26
Purchase Price	10
Purchaser	2
Purchaser Group	8
Refinancing Evidence	15
Related Agreement	36
Related Party Agreements	18
Relevant Authorities	13
Restricted Parties	26
Restricted Period	26
Seller	2
Seller Available Tax Saving	30
Seller Claim	27

Seller Guarantee Liabilities	23
Shareholder Loan 1	7
Shareholder Loan 2	7
Shareholder Loan Agreements	7
Shareholder Loan Confirmation	10
Shareholder Loan Transfer	10
Sky International Operations Limited	10
Sky Italia	8
Sky Italia Purchaser	9
Sky Italia SPA	9
SkyD Group	8
Sold Shares	8

Target Company	8
Target Company Share	8
Tax	28
Tax Relief	28
Taxation	28
Tender Offer	8
Territories	26
Transaction	9
Transaction Document(s)	27
WpHG	9
WpÜG	8

List of Annexes

Annex 1.7 (a)	Shareholder Loan Transfer
Annex 1.7 (b)	Shareholder Loan Confirmation
Annex 2.3	Seller’s Bank Account
Annex 3.1	Offer Conditions
Annex 4.8 (a)	2014/2015 Bundesliga Back to Back Guarantee
Annex 4.8 (b)	JP Morgan Back to Back Guarantee
Annex 7.2	Resigning Board Members and form of resignation letters
Annex 14.1	21st Announcement

List of Documents provided by the Seller to the Purchaser

and initialled prior to the date hereof

The credit facility agreement up to EUR 60,000,000 originally dated 12 January 2011 as amended and restated on 20 February 2013 among the Target Company and the Seller (the “Shareholder Loan 1”);

The credit facility agreement up to EUR 48,000,000 originally dated 24 February 2011 as amended and restated on 20 February 2013 among the Target Company and the Seller (the Shareholder Loan 2 and jointly with the Shareholder Loan 1 the “Shareholder Loan Agreements”);

The guarantee dated 13 April 2014 between 21st Guarantor and Die Liga – Fußballverband e.V. in respect of the 2014/2015 Compensation (as defined therein) (the “Existing Bundesliga Guarantee”);

The guarantee agreement between the 21st Guarantor, 21st Century Fox America, Inc. (formerly called News America Incorporated) and J.P. Morgan Europe Limited dated 20 February 2013 in the form provided to the Purchaser prior to the date hereof and initialled by and on behalf of each of the Seller and the Purchaser (the “JP Morgan Guarantee Agreement”);

The financial support agreement between inter alia Target Company and Seller dated 14 January 2013 (the “January 2013 FSA”);

The financial support agreement between inter alia Target Company and Seller dated 5 December 2013 as amended by amendment agreement no. 1 dated 23 April 2014 and amendment agreement no. 2 dated 27 June 2014 (the “December 2013 FSA”).

Preamble

A.	As of the date hereof, the Seller owns a total of 480,988,260 ordinary registered shares with no par value with a pro-rata share capital amount of EUR 1.00 each in Sky Deutschland AG, (the “Target Company” and each ordinary registered share with no par value with a pro-rata share capital amount of EUR 1.00 each in the Target Company, a “Target Company Share”), International Securities Identification Number (ISIN) DE000SKYD000. Following the exercise of conversion rights of the Seller under the 25 January 2011 convertible bond (the “Convertible”) to be completed prior to Closing (as defined below) (the “Conversion”), the Seller will own an additional 53,914,182 Target Company Shares. Each of the Target Company Shares owned by the Seller as of the date hereof and following the Conversion is hereinafter referred to as a “Sold Share” and collectively the “Sold Shares”. The Target Company Shares are represented by one or more global share certificates (Globalurkunden) deposited with Clearstream Banking AG, Frankfurt am Main. The Target Company is a German stock corporation (Aktiengesellschaft), has a registered share capital of EUR 877,200,755 and is registered at the commercial register of the local court of Munich under HRB 154549.

For the purposes of this share sale and purchase agreement (the “Agreement”),

(1)	the Target Company and such of its Affiliates which are directly or indirectly controlled by the Target Company shall constitute the “SkyD Group”, and any member of SkyD Group is a “Group Company”;

(2)	the BSkyB Guarantor and its Affiliates (including the Purchaser) from time to time including, after Closing, the Group Companies, and after completion of the Sky Italia SPA (as defined below), including the Sky Italia Group (as defined below), shall constitute the “Purchaser Group”;

(3)	the 21st Guarantor and its Affiliates (including the Seller) from time to time excluding, after Closing, the Group Companies, and after completion of the Sky Italia SPA, excluding the Sky Italia Group, shall constitute the “21st Group”; and

(4)	Sky Italia s.r.l., a company incorporated in Italy, registered with the Register of Enterprises of Milan, with VAT and tax code number 04619241005 (“Sky Italia”) and such of its Affiliates which are directly or indirectly controlled by Sky Italia shall constitute the “Sky Italia Group”.

B.	The Purchaser is a 100 per cent owned indirect subsidiary of the BSkyB Guarantor. The Seller is a 100 per cent owned indirect subsidiary of the 21st Guarantor.

C.	The Seller intends to sell the Sold Shares to the Purchaser, and the Purchaser intends to acquire the Sold Shares, subject to the terms and conditions of this Agreement.

D.	As of the date hereof, the Purchaser envisages

(1)	making a takeover offer (Übernahmeangebot) within the meaning of Section 29 of the German Takeover Act (Wertpapierübernahmegesetz, the “WpÜG”) relating to the acquisition of all outstanding Target Company Shares (the “Tender Offer”) and to publish a public tender offer document in accordance with Section 14 (2) WpÜG to this effect (the “Offer Document”); and

(2)	that an Affiliate of the BSkyB Guarantor (the “Sky Italia Purchaser”) will acquire 100 per cent of the entire issued corporate capital of Sky Italia from an Affiliate of the Seller for cash consideration (together with the transfer by an Affiliate of the BSkyB Guarantor (the “NGC Seller”) of its 21 per cent interest (the “JV Stake”) in two joint venture entities (together, “NGC” and the respective agreement the “NGC SPA”) pursuant to a share sale and purchase agreement (the “Sky Italia SPA”) of even date herewith (the “Italian Transaction”).

E.	The sale and purchase of the Sold Shares and the Tender Offer (together the “German Transaction”) and the Italian Transaction and their implementation are referred to herein as the “Transaction”.

F.	The BSkyB Guarantor has agreed to guarantee the performance of the obligations of the Purchaser under this Agreement.

G.	The 21st Guarantor has agreed to guarantee the performance of the obligations of the Seller under this Agreement.

Now, therefore, the Parties agree as follows:

§ 1 Sale of the Sold Shares

1.1	The Seller hereby sells to the Purchaser and undertakes, upon the terms and subject to the conditions set forth in this Agreement, to transfer to the Purchaser the Sold Shares with all rights and obligations pertaining thereto in accordance with this Agreement. The Purchaser hereby purchases from the Seller the Sold Shares and hereby undertakes to accept the transfer thereof in accordance with the foregoing sentence.

1.2	If prior to the transfer of the Sold Shares, bonus shares (Berichtigungsaktien) or fractional entitlements (Teilrechte) accrue to the Sold Shares in connection with capital increases out of retained earnings of the Target Company, the Seller shall transfer such bonus shares and fractional entitlements to the Purchaser, together with the Sold Shares, for no consideration.

1.3	If prior to the transfer of the Sold Shares, the Sold Shares are consolidated or newly denominated, the Seller shall deliver at the Closing Date to the Purchaser such number and type of shares in the Target Company as replace, and are equivalent to, the Sold Shares following the consolidation or new denomination.

1.4	The Seller and the 21st Guarantor shall not, and shall procure that their Affiliates (other than the SkyD Group) will not, and will use all reasonable endeavours to procure that any Group Company will not, directly or indirectly, acquire any shares or financial instruments within the meaning of Section 12 no. 3 of the German Securities Trading Act (Wertpapierhandelsgesetz, the “WpHG”) in the Target Company after the date hereof except with the prior written approval of the Purchaser.

1.5

The Purchaser is entitled to direct the Seller to transfer the Sold Shares to one or more entities nominated by the Purchaser by written notice to the Seller (each such entity, a “Nominee”) and any Nominee may perform any of the Purchaser’s obligations hereunder or the Purchaser may appoint such Nominee to become the purchaser of the Sold Shares in lieu of the Purchaser, provided that the Purchaser shall in any event remain responsible to the Seller for the performance by each Nominee of the Purchaser’s obligations hereunder.

1.6	Any shares in the Target Company to be transferred to the Purchaser or a Nominee by the Seller pursuant to Sections 1.1, 1.2 and 1.3 above shall be deemed to be included in the definition of Sold Shares for the purposes of this Agreement.

1.7	The Seller hereby undertakes to sell and transfer, and the BSkyB Guarantor hereby undertakes to procure that Sky International Operations Limited, registered in the company register with the number 8055122, with its registered office at Grant Way, Isleworth, Middlesex TW7 5QD, United Kingdom, (“Sky International Operations Limited”) shall purchase and acquire, at Closing all rights and obligations (Kauf und befreiende Vertragsübernahme) of the Seller under:

(a)	the Shareholder Loan 1; and

(b)	the Shareholder Loan 2;

under a sale, assignment and transfer agreement in the agreed form set out in Annex 1.7 (a) (the “Shareholder Loan Transfer”) and the BSkyB Guarantor shall procure that Sky International Operations Limited shall confirm upon Closing such sale and transfer to the Target Company pursuant to, in each case, Clause 17.2 (c) of the Shareholder Loan Agreements that it is bound by the terms of the Shareholder Loan Agreements as the Lender (as defined therein) in the agreed form set out in Annex 1.7 (b) (the “Shareholder Loan Confirmation”).

§ 2 Purchase Price

2.1	The purchase price for the Sold Shares shall be EUR 6.75 per Sold Share (which will be the price per Target Company Share to be set out in the Offer Document), (in the aggregate the “Purchase Price”), subject to Section 2.2 below.

2.2	The Purchase Price shall be increased in the proportionate amount reflecting any increase of the price per Target Company Share pursuant to the Tender Offer, in particular if and to the extent any such increase is, in accordance with Section 4 WpÜG-AV or Section 31 (4) or (5) WpÜG, the result of a previous acquisition of Target Company Shares by the BSkyB Guarantor or any entities controlled by BSkyB Guarantor or any of their directors or officers (other than any directors or officers of, or consultants to, any member of the 21st Group), but excluding any increase against which the Seller and the 21st Guarantor shall indemnify the Purchaser, the BSkyB Guarantor and any of their Affiliates in accordance with Section 7.13.

2.3	The Purchase Price shall be due and payable, free of any costs and charges, on the Closing Date and shall be paid, for value as of the Closing Date, by wire transfer of immediately available funds into the Seller’s bank account as set forth in Annex 2.3 or any other account notified by the Seller to the Purchaser no later than five Business Days before the payment is due.

§ 3 Tender Offer

3.1	Subject to Section 3.2 below, the Purchaser undertakes to implement the Tender Offer subject only to the conditions set out in Annex 3.1, which can only be amended (i) to reflect comments received by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht – “BaFin”) following the filing of the Offer Document either (A) with the prior written consent of the Seller (such consent not to be unreasonably withheld or delayed), or (B) in a way so as to result in a condition which is less onerous or not more onerous for the Seller, or (ii) as otherwise agreed between the Parties. For purposes of the preceding sentence, (i) the appointment of the Independent Expert (as defined in Annex 3.1) in respect of any Closing Condition(s) in addition to the appointment in relation to items 12.1.9 (D) and 12.1.10 (A) set out in item 12.1.11 of Annex 3.1, and/or (ii) a shortening of periods for the fulfilment of Closing Conditions which are capable of being satisfied after the end of the acceptance period shall be deemed to result in a condition that is less onerous for the Seller. If BaFin requires any amendment to Condition 12.1.10(A) of Annex 3.1 which can be addressed by the deletion of part of the definition of “EBITDA” in that Closing Condition, the Purchaser shall use reasonable efforts to agree with BaFin that it may retain the terms of the Closing Condition as drafted, but if BaFin does not agree the Parties shall discuss in good faith an appropriate change and the Purchaser shall use reasonable efforts to agree such change with BaFin. If the Parties cannot agree a change or BaFin will not accept it, the Purchaser may elect to delete that part of the Closing Condition rather than deleting Closing Condition 12.1.10(A) of Annex 3.1 entirely and the Seller shall be deemed to have consented to such amendment.

3.2	Subject to none of the events described in items 12.1.7, 12.1.9 and 12.1.10 of Annex 3.1 occurring and none of the conditions set forth in Annex 3.1 becoming impossible to satisfy, in each case after the date hereof but prior to the publication of the Tender Offer, the Purchaser shall take or cause to be taken all such steps as are reasonably necessary to implement the Tender Offer and, in particular, but without limitation, shall:

(a)	prepare the announcement pursuant to Section 10 WpÜG and release the announcement pursuant to Section 10 WpÜG;

(b)	prepare the Offer Document;

(c)	file the Offer Document with BaFin for approval;

(d)	publish without undue delay (i) the Tender Offer after approval by BaFin and (ii) all other public communications as legally required in relation to the Tender Offer in particular pursuant to the WpÜG.

3.3

The Purchaser undertakes to provide drafts of the Offer Document to the Seller in sufficient time before the Offer Document is filed with BaFin. The BSkyB Guarantor undertakes to consult with the Seller and to the extent that the Offer Document includes information on or references to the 21st Group in relation to the Transaction, reflect all reasonable comments from or on behalf of the Seller in respect of those parts of the Offer Document and take account of any other reasonable comments from or on behalf of the Seller in relation to the parts of the Offer Document which include information in relation to the Transaction. Prior to Closing, the Seller shall, at the Purchaser’s reasonable request, supply or procure the supply of such information and reports concerning each

Group Company and each member of 21st Group as may be required by the Purchaser to comply with any Applicable Law as to the Offer Document to be published by the Purchaser, any continuing disclosure obligations as a consequence of the Transaction or any announcement required by Applicable Law to be made in relation to the Transaction.

3.4	Subject to Section 4.10, the Seller undertakes not to tender the Sold Shares to the Purchaser in connection with the Tender Offer.

3.5	Except as provided for under Section 2 and this Section 3 (in particular under Sections 2.2, 3.1, 3.2 and 3.3) and subject to such limitations as follow from applicable law, meaning all applicable laws, regulations, directives, statutes, subordinate legislation, common law and civil codes of any jurisdiction, all applicable judgments, orders, notices, instructions, decisions and awards of any court or competent authority or tribunal exercising statutory or delegated powers and all applicable codes of practice having force of law, statutory guidance and policy notes, including any regulations of any recognized stock exchange or regulatory authority (“Applicable Law(s)”), the Purchaser shall be free to determine the terms of the Tender Offer and the contents of the Offer Document, and to waive any conditions to the Tender Offer.

§ 4 Closing

4.1	Subject to Section 4.2, the consummation of the transactions contemplated by this Agreement, as set out in Section 4.8 below (the “Closing”), shall take place at the offices of Hengeler Mueller Partnerschaft von Rechtsanwälten mbB in Frankfurt am Main, Germany at 10 a.m. GMT on the date of the settlement of the Tender Offer (to be notified by the Purchaser to the Seller in writing at least five Business Days in advance), or at such other time and place as the Seller and the Purchaser may mutually agree. Should there be more than one settlement of the Tender Offer, the Closing shall take place on the date of the first settlement, but not earlier than the fifth Business Day after the end of the initial acceptance period. In the event that no shares whatsoever are tendered under the Tender Offer, the Closing shall take place seven Business Days following the later of (i) the end of the (at the election of the Purchaser) initial or further acceptance period under the Tender Offer and (ii) the fulfilment of the Closing Conditions set forth under Section 4.2. The date on which the Closing takes place is referred to herein as the “Closing Date”.

4.2

The obligations of the Seller and the Purchaser to consummate the Closing are subject to the satisfaction or waiver in accordance with this Agreement of the conditions precedent (aufschiebende Bedingungen) set out in Annex 3.1 and reference in this Agreement to Annex 3.1 shall be to Annex 3.1 potentially as amended in accordance with Section 3.1 (the “Closing Conditions”). For the avoidance of doubt, if any of the events described in items 12.1.7, 12.1.9 and 12.1.10 of Annex 3.1 should occur or any of the conditions set forth in Annex 3.1 should become impossible to satisfy, in each case after the date hereof but prior to the publication of the Offer Document, the Purchaser is under no obligation to implement the Tender Offer nor to consummate the Closing. Regarding the Austrian Media Clearance as set forth Section 12.1.6 of Annex 3.1, the Purchaser shall consult with the respective authority without undue delay (unverzüglich) after the date hereof to clarify whether an authorisation concerning the German Transaction is required. If confirmation is received prior to the publication of the Offer Document that such approval is not required, the Purchaser shall not include the condition described in Section 12.1.6 of Annex 3.1 in the final Offer Document.

4.3	The Purchaser may, by written notice to the Seller, waive any of the Closing Conditions, save in relation to Closing Condition no. 12.1.1, 12.1.2, 12.1.3 and 12.1.4 in Annex 3.1, in whole or in part, at any time on or before 25 July 2015, 24:00 hours CET (the “Longstop Date”). However, the Purchaser may only waive a Closing Condition if the respective condition is also waived regarding the Tender Offer.

4.4	The Seller shall – to the extent legally permissible - use all reasonable endeavours to satisfy or procure the satisfaction of the Closing Conditions under items 12.1.8 and 12.1.9 of Annex 3.1 as soon as possible and in any event on or before the Longstop Date.

4.5	Each of the Purchaser and the Seller shall notify the other (i) of the satisfaction (or waiver) of each Closing Condition as soon as possible after such Closing Condition has been satisfied (or waived); (ii) as soon as possible after it becomes aware that any Closing Condition has become impossible to satisfy, and (in respect of (i) and (ii)) in any event within two Business Days of such satisfaction (or waiver) of a Closing Condition or such Party becoming aware that the Closing Condition is impossible to satisfy.

4.6	Competition and Regulatory Clearances

(a)	Each of the Parties undertakes to the others before Closing to use reasonable endeavours to obtain the Competition and Regulatory Clearances provided for in the Tender Offer (see Annex 3.1), to the extent not already satisfied or waived, as soon as possible and in any event on or before the Longstop Date. Without prejudice to the generality of the foregoing, the Purchaser undertakes in respect of the Relevant Authorities, if and when required, to offer, accept and agree to Immaterial Commitments as may be necessary to obtain the Competition and Regulatory Clearances. “Immaterial Commitment” means any commitment that relates to any undertaking, business, activities or assets of (i) the SkyD Group; (ii) the Purchaser Group; or (iii) the SkyD Group and the Purchaser Group, which would have an immaterial impact on the business, assets, operations, prospects and financial condition of each of (i) the SkyD Group and members of the SkyD Group; and (ii) the Purchaser Group and members of the Purchaser Group. “Competition and Regulatory Clearances” means the clearances referred to in Closing Conditions nos. 12.1.2, 12.1.3, 12.1.4, 12.1.5 and 12.1.6 in Annex 3.1.

(b)	The Purchaser shall assume the primary responsibility for contacting and corresponding with the European Commission (as referred to in item 12.1.2 of Annex 3.1), the German Competition Authority (as referred to in item 12.1.2 of Annex 3.1), the Austrian Antitrust Authority (and any other competent Austrian antitrust authority) (as referred to in item 12.1.4 of Annex 3.1) and the Jersey Competition Regulatory Authority (as referred to in item 12.1.3 of Annex 3.1), the BLM, MA HSH and KEK (each as referred to in item 12.1.5 of Annex 3.1), the Austrian Communications Authority (as referred to in item 12.1.6 of Annex 3.1) and any other authority that may be responsible for granting the Competition and Regulatory Clearances (together the “Relevant Authorities”) in relation to all matters contemplated by this Agreement or arising therefrom, but subject in all cases to confidentiality in any part of any document or communication, each Party undertakes to the other Parties:

(i)	where reasonable to do so, each Party shall consult with the other Parties at all times;

(ii)	each Party shall promptly provide to the other Parties such information and assistance as the other Parties may reasonably request in connection therewith and the progress thereof;

(iii)	each Party shall provide to a Relevant Authority such information as it may reasonably request in relation thereto;

(iv)	each Party shall promptly notify the other Parties of any non-administrative communication (whether written or oral) from any Relevant Authority;

(v)	the Purchaser shall, and shall procure that each member of the Purchaser Group shall, provide to the Seller copies of all non-administrative correspondence which the Purchaser receives from any of the Relevant Authorities, provide the Seller with drafts of any non-administrative communication intended to be sent to any of the Relevant Authorities, give the Seller a reasonable opportunity to comment thereon, take account of any reasonable comments from the Seller in respect of such communication and provide the Seller with final copies of all such communications (save that in relation to all disclosure under this sub-section, business secrets and other confidential material may be redacted so long as the Purchaser acts reasonably in identifying such material for redaction);

(vi)	the Seller shall, and shall procure that each member of the 21st Group shall, provide to the Purchaser copies of all non-administrative correspondence which the Seller received from any of the Relevant Authorities, provide the Purchaser with drafts of any non-administrative communication intended to be sent to any of the Relevant Authorities, give the Purchaser a reasonable opportunity to comment thereon, take account of any reasonable comments from the Purchaser in respect of such communication and provide the Purchaser with final copies of all such communications (save that in relation to all disclosure under this sub-section, business secrets and other confidential material may be redacted so long as the Seller acts reasonably in identifying such material for redaction); and

(vii)	the Purchaser shall, and shall procure that each member of the Purchaser Group shall, give the Seller reasonable notice of all non-administrative meetings and telephone calls with any of the Relevant Authorities and give the Seller or, where appropriate, the Seller’s external counsel, an opportunity to participate thereat (save to the extent that a relevant authority expressly requests that neither the Seller nor its external counsel should be present at the meeting).

4.7	If one or more of the Closing Conditions:

(a)	remains unsatisfied on the Longstop Date or on such earlier date on or prior to which it had to be satisfied and has not been waived in accordance with this

Agreement on or before that date, the Purchaser or the Seller may give notice to the other that it wishes to terminate this Agreement; or

(b)	becomes impossible to satisfy on or before the Longstop Date:

(i)	if such Closing Condition is capable of waiver only by the Purchaser, the Purchaser may give notice to the Seller; or

(ii)	if such Closing Condition is not capable of waiver, either the Purchaser or the Seller may give notice to the other,

in either case that it wishes to terminate this Agreement.

In such event, this Agreement shall, subject to Section 10.2, automatically terminate with immediate effect.

4.8	On the Closing Date:

(a)	the Parties shall take, or cause to be taken, all of the following actions: Transfer of the Sold Shares by the Seller to the Purchaser (or any Nominee) against payment of the Purchase Price by way of performing any and all acts necessary to effectuate (i) the delivery of the Sold Shares of the Seller to the deposit account of Purchaser (to be notified to the Seller no later than five Business Days prior to the Closing Date) through Clearstream Banking AG (Umstellung des Besitzmittlungsverhältnisses zweiter Stufe) and (ii) the payment of the Purchase Price by the Purchaser to the Seller’s bank account as set forth in Annex 2.3 or any other account notified by the Seller to the Purchaser no later than five Business Days before the payment is due, through the consummation of the cash clearing operation by Clearstream Banking AG (Abschluss des Geldverrechnungszyklusses) pursuant to part XXI of the General Terms and Conditions of Clearstream Banking AG, in each case, including the granting of the necessary orders and instructions to their respective deposit banks, provided, however, that the cash clearing operation by Clearstream Banking AG shall only be consummated if, at the same time (Zug um Zug), the Sold Shares of the Seller will be credited to the aforementioned account of Purchaser (delivery versus payment transaction);

(b)	the Seller shall deliver to the Purchaser the following:

(i)	the resignation letters referred to in Section 7.2 below;

(ii)	if the Bundesliga Release has not been obtained, a back-to-back guarantee from BSkyB Guarantor to 21st Guarantor in the agreed form set out in Annex 4.8 (a) (the “2014/2015 Bundesliga Back to Back Guarantee”) in respect of the Existing Bundesliga Guarantee, duly executed by or on behalf of 21st Guarantor; and

(iii)

if neither (i) the JP Morgan Release has been obtained, nor (ii) evidence satisfactory to the Seller has been provided that the JP Morgan Guarantee Agreement (as defined below) has become obsolete due to the full repayment and cancellation of the underlying facilities agreement (the “Refinancing Evidence”), a back-to-back guarantee from BSkyB Guarantor to the 21st Guarantor and 21st Century Fox America, Inc.

(formerly called News America Incorporated) in the agreed form set out in Annex 4.8 (b) (the “JPM Back to Back Guarantee”) in respect of (A) the JP Morgan Guarantee Agreement and (B) to the extent the Purchaser has consented in writing as referred to in Section 7.1 (f), the reaffirmation agreement with respect to the JP Morgan Guarantee Agreement (the “Increased Credit Facilities Guarantee” as defined in and granted pursuant to the terms of the December 2013 FSA , duly executed by or on behalf of the 21st Guarantor and 21st Century Fox America, Inc. (formerly called News America Incorporated);

(c)	the Purchaser shall deliver to the Seller the following:

(i)	subject to Section 7.9, either the Bundesliga Release Letter, duly executed by or on behalf of Die Liga – Fußballverband e.V., or the 2014/2015 Bundesliga Back to Back Guarantee, duly executed by or on behalf of the BSkyB Guarantor;

(ii)	subject to Section 7.12, either (A) the JPM Release Letter, duly executed by or on behalf of the BSkyB Guarantor, or (B) the Refinancing Evidence, or (C) the JPM Back to Back Guarantee, duly executed by or on behalf of the BSkyB Guarantor; and

(iii)	the Shareholder Loan Confirmation, duly executed by or on behalf of Sky International Operations Limited;

(d)	appropriate measures shall be taken by the Seller and the Purchaser so that all such actions will be taken, or will be deemed to be taken, simultaneously (Zug um Zug).

4.9	In the event of an increase of the Purchase Price pursuant to Section 2.2 the Purchaser shall pay the difference of the increased Purchase Price and the payment pursuant to Section 4.8(a) within ten (10) Business Days after the increase of the Purchase Price becomes legally effective, which for the avoidance of doubt, shall be no earlier than Closing.

4.10	In lieu of implementing the transfer of Sold Shares and payment of the Purchase Price and any increase in the Purchase Price according to Section 2.2, at Closing as set out in Section 4.8(a) and Section 4.9, the Purchaser shall have the right to request that the Seller, by notice to be received by the Seller not later than five Business Days before the last day of the acceptance period pursuant to Section 16 (1) WpÜG as set out in the Offer Document (as may be extended in accordance with the Offer Document and Applicable Law), shall accept the Tender Offer for all or any part of the Sold Shares (and if such request is made only for part of the Sold Shares, the transfer of Sold Shares and payment of the Purchase Price for the remainder of the Sold Shares shall take place as set out in Section 4.8 (a) and Section 4.9). In any case where the Purchaser makes such request for any or all of the Sold Shares, the Parties shall agree on adequate procedures to procure that the Closing actions in Section 4.8 (a), (b) and (c) shall be performed in a way reflecting the principle of Section 4.8 (d).

4.11	None of the Parties shall be entitled in any circumstances to rescind or terminate the Agreement after Closing.

§ 5 Representation and Warranties of the Seller

The Seller (and the 21st Guarantor where so mentioned below) hereby represent and warrant to the Purchaser in the form of an independent undertaking (Section 311 German Civil Code (BGB)) that all of the statements set forth in this § 5 are true and correct as of the date hereof and also that the statements set forth in Sections 5.1 to 5.9 inclusive will be true and correct as of the Closing Date. The scope and contents of each representation of the Seller (and the 21st Guarantor where applicable) contained in this § 5 as well as the Seller’s and 21st Guarantor’s liability arising thereunder shall be exclusively defined by the provisions of this Agreement (including the limitations on Purchaser’s rights and remedies set forth in § 9 below), which shall be an integral part of the representations of the Seller (and the 21st Guarantor, where applicable), and no representation of the Seller shall be construed as a Seller guarantee (Garantie für die Beschaffenheit der Sache) within the meaning of Sections 443 and 444 German Civil Code (BGB).

5.1	The Seller is, at Closing, the sole and unrestricted legal and beneficial owner of the Sold Shares and will, at Closing, be entitled to transfer the legal and beneficial title to the Sold Shares free from any Encumbrance. “Encumbrance” means any trust, claim, option, charge (fixed or floating), mortgage, lien, pledge, equity, encumbrance, right to acquire, right of pre-emption, right of first refusal, title retention or any other third party right, or other security interest or any other agreement or arrangement having a similar effect or any agreement to create any of the foregoing.

5.2	The Sold Shares are validly issued, are fully paid and non-assessable (i.e. there is no obligation on the Seller to make an additional capital contribution or to provide any other contribution including a contribution in kind). No direct or indirect repayments of capital have taken place in relation to the Sold Shares.

5.3	The Sold Shares represent all shares in the Target Company held (i) by the Seller, (ii) by such other persons whose shares in the Target Company would be attributed (zugerechnet) to the Seller in accordance with Section 22 of the German Securities Trading Act (Wertpapierhandelsgesetz) and (iii) by Affiliates of the Seller (verbundene Unternehmen).

5.4	The Seller and the 21st Guarantor are both duly incorporated, duly organised and validly existing under the laws of their respective jurisdictions and have full power to conduct their respective business as conducted at the date of this Agreement.

5.5	The Seller and the 21st Guarantor each has the requisite respective corporate power and authority to enter into and perform this Agreement and any agreement entered into pursuant to the terms of this Agreement and the provisions of this Agreement and any agreement entered into pursuant to the terms of this Agreement, constitute valid and binding obligations on the Seller and the 21st Guarantor respectively and are enforceable against the Seller and the 21st Guarantor, in accordance with their respective terms.

5.6	The Seller and the 21st Guarantor have duly authorised, executed and delivered this Agreement and will at Closing have respectively authorised, executed and delivered any agreements to be entered into pursuant to the terms of this Agreement.

5.7	The execution and delivery by the Seller and the 21st Guarantor, and the performance by the Seller and the 21st Guarantor, of their respective obligations under, this Agreement and any agreement entered into pursuant to the terms of this Agreement will neither:

(a)	result in a breach of or conflict with any provision of their respective articles of incorporation, by-laws or equivalent constitutional documents as applicable;

(b)	result in a breach of any Applicable Laws;

(c)	require the consent of the shareholders of the Seller or the 21st Guarantor or any Affiliate of the Seller or the 21st Guarantor; nor

(d)	result in the creation or imposition of any Encumbrance on the Sold Shares or on the capital of any Group Company.

5.8	Other than as contemplated by this Agreement, all consents, permissions, authorisations approvals and agreements of third parties and all authorisations, registrations, declarations, filings with any governmental department, commission, agency or other organisation having jurisdiction over the Seller or the 21st Guarantor which are necessary or desirable for the Seller or the 21st Guarantor to obtain in order to enter into and perform this Agreement and any agreement entered into pursuant to the terms of this Agreement in accordance with its terms, have been unconditionally obtained in writing and have been disclosed to the Purchaser.

5.9	No order has been made, petition presented or meeting convened for the winding up of the Seller or the 21st Guarantor, nor has any such entity received notice of any other action taken in relation to the appointment of an administrator, liquidator, receiver, administrative receiver, compulsory manager or any provisional liquidator (or equivalent in any other jurisdiction) (or other process whereby the business is terminated and the assets of the company concerned are distributed amongst the creditors or shareholders or any other contributors), and there are no proceedings under any applicable insolvency, reorganisation or similar laws in any relevant jurisdiction, and no events have occurred which, under Applicable Laws, would justify any such proceedings.

5.10	All current claims and liabilities, and current or envisaged transactions or arrangements, between any member of the 21st Group (other than a Group Company) on the one hand, and any Group Company on the other hand, including any shareholder loan or any other form of intercompany debt or other financing agreement (“Related Party Agreements”) were entered into (or, if applicable, amended) on arm’s length and normal commercial terms

5.11	As of the date hereof, the outstanding loan amounts under the Shareholder Loan Agreements including accrued interest amount to EUR 129,741,594 in the aggregate (thereof EUR 121,012,681 principal and EUR 8,728,913 accrued interest). Neither the Seller nor the 21st Guarantor or any of Seller’s other Affiliates have provided outstanding financing to any member of the SkyD Group other than under the Shareholder Loan Agreements, the Existing Bundesliga Guarantee, the JP Morgan Guarantee Agreement, the Convertible and all other commitments under (i) the January 2013 FSA and (ii) the December 2013 FSA.

5.12	Annex 7.2 contains a complete and accurate list of those members of the supervisory board of the Target Company who are employed or are a board member of any of any member of the 21st Group.

§ 6 Representations of the Purchaser

The Purchaser (and the BSkyB Guarantor where so mentioned below) hereby represents and warrants to the Seller in the form of an independent undertaking (Section 311 German Civil Code (BGB)) that the statements set forth in this § 6 are true and correct, in each case as of the date hereof and also that the statements set forth in this § 6 will be true and correct as of the Closing Date:

6.1	The Purchaser and the BSkyB Guarantor are each duly incorporated and validly existing under the laws of their jurisdictions and have full power to conduct their respective businesses as conducted at the date of this Agreement.

6.2	Subject only to the BSkyB Resolution having been approved in accordance with the listing rules (as amended from time to time) of the UK Listing Authority made under section 73A Financial Services and Markets Act 2000 (“Listing Rules”), the Purchaser and the BSkyB Guarantor each have corporate power and authority to enter into and perform this Agreement and any agreement entered into pursuant to the terms of this Agreement to which each is a party and the provisions of this Agreement and any agreement entered into pursuant to the terms of this Agreement, constitute valid and binding obligations on the Purchaser and the BSkyB Guarantor to the extent each is a party and are enforceable against the Purchaser and the BSkyB Guarantor (as applicable) in accordance with their respective terms. The “BSkyB Resolution” means the resolution of the shareholders of BSkyB Guarantor (other than 21st Guarantor or any Affiliate of 21st Guarantor) to be set out in the notice of general meeting which will form part of the circular to be despatched by BSkyB Guarantor to its members relating to the approval of (i) the acquisition of the Target Company; (ii) the acquisition of Sky Italia and (iii) the sale of the JV Stake, which is required by Chapter 10 and Chapter 11 of the Listing Rules.

6.3	The Purchaser and the BSkyB Guarantor have duly authorised, executed and delivered this Agreement and will, at Closing, have respectively authorised, executed and delivered any agreements to be entered into by either of them pursuant to the terms of this Agreement.

6.4	Subject to the BSkyB Resolution having been approved in accordance with the Listing Rules, the execution and delivery by the Purchaser and the BSkyB Guarantor, and the performance by the Purchaser and the BSkyB Guarantor, of their respective obligations under, this Agreement and any agreement to be entered into by either of them pursuant to the terms of this Agreement will not:

(a)	result in a breach of or conflict with any provision of their respective articles of association, by-laws or equivalent constitutional documents, as applicable; nor

(b)	result in a breach of any Applicable Laws.

6.5

No order has been made, petition presented or meeting convened for the winding up of the Purchaser or the BSkyB Guarantor, nor has any such entity received notice of any other action taken in relation to the appointment of an administrator, liquidator, receiver, administrative receiver, compulsory manager or any provisional liquidator (or equivalent in any other jurisdiction) (or other process whereby the business is terminated and the assets of the company concerned are distributed amongst the creditors or shareholders or any other contributors), and there are no proceedings under any applicable insolvency, reorganisation or similar laws in any relevant jurisdiction, and no events have occurred which, under Applicable Laws, would justify any such proceedings.

§ 7 Covenants

7.1	From the date hereof to the Closing Date, the Seller and the 21st Guarantor undertake:

(a)	not to take any initiative to call a shareholder meeting of the Target Company, or to put items on the agenda of a shareholder meeting of the Target Company, except with the prior written approval of the Purchaser (such approval not to be unreasonably withheld or delayed);

(b)	to vote on any item on the agenda of a shareholder meeting of the Target Company held before the Closing Date, including any business matters brought before the shareholder meeting by the management board of the Target Company pursuant to Section 119 (2) German Stock Corporation Act (Aktiengesetz) and any item relating directly or indirectly to the issue of shares in the Target Company, only after prior consultation with the Purchaser, but for the avoidance of doubt and without prejudice to other sections of this Agreement and obligations of the Parties, the Purchaser shall not be entitled to give any voting instructions to the Seller;

(c)	notwithstanding Section 7.1 (b) above, should an annual general meeting of the Target Company for the period ended 30 June 2014 be held prior to or on the Closing Date, to vote against any proposal to distribute a dividend;

(d)	to register (anmelden) with all shares held by the Seller for any shareholder meeting of the Target Company the registration period for which terminates on or prior to the Closing Date, and to grant a power of attorney to the Purchaser to exercise the voting rights arising from such shares as the Purchaser thinks fit for any such shareholder meeting that takes place after the Closing Date; to the extent required the Parties will take adequate steps to procure that the Seller remains registered as a shareholder in the share register of the Target Company for so long as required for the Purchaser to be able to vote such shares;

(e)

not to, and procure that their Affiliates (other than a Group Company) or any of their or their Affiliates’ directors or officers do not, enter into, amend the terms of, or terminate, any agreements or arrangements with any Group Company, except in the ordinary course of business and on arm’s length terms or with the prior written approval of the Purchaser (such approval not to be unreasonably withheld or delayed); and use all reasonable efforts to procure that (i) subject to Section 7.1 (e) (ii), no Group Company enters into, amends the terms of, or terminates, any agreements or arrangements with any entity of 21st Group (other than a Group Company) except in the ordinary course of business and on arm’s length terms or with the prior written approval of the Purchaser (such approval not to be unreasonably withheld or delayed), (ii) no Group Company enters into, amends the terms or terminates any guarantee, security, indemnity, bond, letter of comfort or similar obligation of any Group Company in respect of the business of any member of the 21st Group (other than a Group Company), other than customary indemnities granted in commercial contracts in the ordinary course and on arm’s length terms;

(f)	not to increase any debt under any existing shareholder loan or other financing agreement granted by the Seller or any member of the 21st Group (other than the SkyD Group) to any Group Company except (A) for any binding and unconditional commitments, which are not subject to approval requirements or other discretionary rights of the 21st Guarantor or any other member of the 21st Group, existing as of the date hereof, being (i) (but only subject to the Purchaser’s prior written consent) the Financial Support Commitment (as defined in the December 2013 FSA) in the form of the Increased Credit Facilities Guarantee (as defined in the December 2013 FSA) of up to EUR 78,500,000 (ii) the compounding of interest pursuant to the terms of the Shareholder Loan Agreements, provided that any fees for any financing arrangements agreed as of the date hereof under the Shareholder Loans and the January 2013 FSA (including any guarantee fee) shall continue to be paid and accrue in accordance with the terms of the Shareholder Loan Agreements and the January 2013 FSA, unless otherwise agreed or (B) with the prior written approval of the Purchaser.

7.2	The Seller shall use reasonable efforts to ensure that those members of the supervisory board of the Target Company, as listed in Annex 7.2, remain in office until the Closing Date and in the event of a resignation or termination of any such representative prior to the Closing Date are replaced by another representative of the Seller. On the Closing Date, the Seller shall deliver to the Purchaser letters, substantially in the form set out in Annex 7.2, providing for the resignations, effective as of Closing, of the individuals listed in Annex 7.2 or any board members having replaced any resigning or terminated representative of the Seller prior to the Closing Date, unless otherwise agreed between the Parties.

7.3	Prior to Closing, the Seller shall complete the Conversion in accordance with the terms of the Convertible, so that the Seller will own an additional 53,914,182 Target Company Shares prior to Closing.

7.4	Subject to the terms and conditions of this Agreement, the Seller shall after Closing execute all such deeds and documents and do all such things as the Purchaser may reasonably require to consummate the transactions contemplated by this Agreement and the agreements referred to in this Agreement including vesting in the Purchaser the legal and beneficial title to the Sold Shares.

7.5	In the period from the signing of this Agreement and until the later of (i) the final settlement of the Tender Offer or (ii) the Closing Date, the Seller and the 21st Guarantor undertake:

(a)	not to take any action, and to procure that their Affiliates (other than the SkyD Group) will not, and shall use its voting rights as a shareholder in the Target Company with a view to ensure that the Target Company shall not, take any action, which might frustrate the Tender Offer. For the avoidance of doubt, the preceding sentence shall under no circumstance oblige the Seller to revoke members of the supervisory board of the Target Company.

(b)	not to offer, sell, contract to sell, acquire, contract to acquire, pledge, transfer or otherwise dispose of the Sold Shares, or take any other action which would impede Seller’s ability to deliver the Sold Shares to Purchaser as contemplated herein, and to procure that their Affiliates (other than the SkyD Group) will not, take any such action as referred to in this para. (b); and

(c)	not to initiate or maintain any discussions with, or provide any direct or indirect support to, any potential competing bidder, or endorse or solicit or otherwise initiate any competing offer, for the shares in the Target Company, and to procure that their Affiliates (other than the SkyD Group) will not, take any such action as referred to in this para. (c).

7.6	The Seller and the 21st Guarantor shall (save to the extent prohibited by Applicable Law or pursuant to any order of court or other competent authority or tribunal) make available upon reasonable notice and during normal working hours to the Purchaser and the BSkyB Guarantor any books and records of the 21st Guarantor and its Affiliates (other than the SkyD Group), or the relevant parts of those books and records as appropriate, to the extent they are reasonably required by the Purchaser or the BSkyB Guarantor in connection with the German Transaction (save that in relation to all disclosure under this Section 7.6, business secrets and other confidential material may be redacted so long as the Seller acts reasonably in identifying such material for redaction) for the purpose of:

(a)	dealing with the regulatory and tax affairs of the Purchaser or any of its Affiliates; or

(b)	the preparation, the auditing and the directors’ approval and filing of the statutory accounts of any Group Company or any member of the Purchaser Group for the financial years ended 30 June 2014 and 30 June 2015, as applicable (or any other financial year(s) covering such period), and, accordingly, the Seller shall, upon being given reasonable notice by the Purchaser and/or the BSkyB Guarantor and subject to the Purchaser and the BSkyB Guarantor giving such undertakings as to confidentiality as the Seller shall reasonably require, procure that such books and records are made available to the Purchaser and/or BSkyB Guarantor and their representatives for inspection (during normal working hours) and copying (at the Purchaser’s expense) for and only to the extent necessary for such purpose and for a period of six years from the end of the year in which Closing takes place.

7.7	The Purchaser shall (save to the extent prohibited by Applicable Law or pursuant to any order of court or other competent authority or tribunal) use reasonable endeavours (to the extent legally permissible) to make available upon reasonable notice and during normal working hours to the Seller and the 21st Guarantor any books and records of the SkyD Group, or the relevant parts of those books and records as appropriate, to the extent they are reasonably required by the Seller or the 21st Guarantor in connection with the Transaction (save that in relation to all disclosure under Section 7.7, business secrets and other confidential material may be redacted so long as the Purchaser acts reasonably in identifying such material for redaction) for the purpose of:

(a)	dealing with the regulatory and tax affairs of the Seller or any of its Affiliates; or

(b)	the preparation, the auditing and the directors’ approval and filing of the statutory accounts of the Seller or any of its Affiliates for the financial years ended 30 June

2014 and 30 June 2015, as applicable (or any other financial year(s) covering such period),

and, accordingly, the Purchaser shall, upon being given reasonable notice by the Seller and/or the 21st Guarantor and subject to the Seller and the 21st Guarantor giving such undertakings as to confidentiality as the Purchaser shall reasonably require, use reasonable endeavours (to the extent legally permissible) to procure that such books and records are made available to the Seller and/or 21st Guarantor and their representatives for inspection (during normal working hours) and copying (at the Seller’s expense) for and only to the extent necessary for such purpose and for a period of six years from the end of the year in which Closing takes place.

7.8	The Seller shall, following Closing, procure the release and discharge of each Group Company (as soon as reasonably practicable after the Seller becomes aware of the same) from any guarantee, security, indemnity, bond, letter of comfort or other similar obligation given or incurred by each Group Company to the extent that the same relates to debts, liabilities or obligations (whether actual or contingent) in respect of the businesses of the 21st Group (“Seller Guarantee Liabilities”) (if any).

With effect from Closing, the Seller undertakes to fully and effectively indemnify, keep indemnified and hold harmless the Purchaser (for itself and as trustee for the relevant Group Company) from and against any cost, claim, demand, liability, expense, loss or obligation (whether incurred before or after Closing) in connection with the Seller Guarantee Liabilities.

7.9	BSkyB Guarantor and 21st Guarantor shall use reasonable endeavours, to obtain

(a)	the written consent from Die Liga – Fußballverband e.V. that the BSkyB Guarantor may replace the Existing Bundesliga Guarantee with effect from Closing with a guarantee from the BSkyB Guarantor on terms not less favorable to the BSkyB Guarantor than the Existing Bundesliga Guarantee and grant any further guarantees as may be required under the licence agreement dated 17 April 2012 (the “2013/2017 Agreement”) in respect of the 2015/2016 and 2016/2017 seasons, in each case on terms not less favorable to the BSkyB Guarantor than the Existing Bundesliga Guarantee (the “Bundesliga Consent”); and

(b)	a letter from Die Liga – Fußballverband e.V. releasing 21st Guarantor from all obligations arising under or pursuant to the Existing Bundesliga Guarantee (the “Bundesliga Release Letter” and jointly with the Bundesliga Consent, the “Bundesliga Release”).

Reasonable endeavours shall not extend to an obligation to provide a bank guarantee, or any security or a deposit, or an obligation not to request a guarantee fee from a member of the SkyD Group, but the BSkyB Guarantor shall not be deemed to have used reasonable endeavours in connection with the foregoing sentence, if the BSkyB Guarantor is requesting a guarantee fee from a member of the SkyD Group in respect of the aforementioned guarantee, which is not on arm’s length terms.

7.10

If the Bundesliga Consent cannot be obtained, 21st Guarantor shall be obliged to grant any further guarantees required under the 2013/2017 Agreement in respect of any of the 2015/2016 and 2016/2017 seasons if and to the extent so obliged (disregarding the exercise of any rights by, or the disapplication of any obligation of, any member of the

21st Group in the event of a public offer or change of control in connection with or as a result of the Transaction) pursuant to, and on the terms and conditions of and subject to the limitations set forth in, the January 2013 FSA, provided that the BSkyB Guarantor provides to 21st Guarantor, prior to 21st Guarantor issuing such guarantee, a back-to-back guarantee substantially in the form of the 2014/2015 Bundesliga Back to Back Guarantee with respect to each such guarantee to be given and in respect of an amount being equal to the relevant amount to be guaranteed by each such guarantee (each an “Additional Bundesliga Back to Back Guarantee”).

7.11	Subject to Sections 7.9 and 7.10, if the Bundesliga Release Letter cannot be obtained, despite the reasonable endeavours in the meaning of Section 7.9 by the BSkyB Guarantor, the 21st Guarantor shall continue to maintain in full force and effect the Existing Bundesliga Guarantee in accordance with its terms which it has provided in accordance with the January 2013 FSA and shall not exercise any right of termination or amendment of the January 2013 FSA in respect thereof.

7.12	21st Guarantor and BSkyB Guarantor shall use reasonable endeavours to obtain

(a)	the written consent from JP Morgan and the Lenders under the JP Morgan Guarantee Agreement that the BSkyB Guarantor may replace the 21st Guarantor with effect from Closing on terms not less favorable to the BSkyB Guarantor than under the existing JP Morgan Guarantee Agreement (the “JP Morgan Consent”); and

(b)	a release of 21st Guarantor from all obligations arising under or pursuant to the JP Morgan Guarantee Agreement (the “JP Morgan Release Letter and jointly with the JP Morgan Consent the “JP Morgan Release”).

If such JP Morgan Release cannot be obtained, 21st Guarantor and BSkyB Guarantor shall be obliged to enter into the JPM Back to Back Guarantee. Reasonable endeavours shall not extend to an obligation to provide a bank guarantee, or any security or a deposit, or an obligation not to request a guarantee fee from a member of the SkyD Group, but the BSkyB Guarantor shall not be deemed to have used reasonable endeavours in connection with the foregoing sentence, if the BSkyB Guarantor is requesting a guarantee fee from a member of the SkyD Group in respect of the aforementioned guarantee, which is not on arm’s length terms.

7.13	The Seller and the 21st Guarantor shall indemnify the Purchaser, the BSkyB Guarantor and any of their Affiliates from and against:

(a)	any increase of the price per Target Company Share as set out in the Offer Document, and/or;

(b)	any excess of the offer price per Target Company Share over the minimum price per share pursuant to Section 5 (1) WpÜG-AV,

in each case if and to the extent any such increase or excess amount is, in accordance with Section 4 WpÜG-AV or Sections 31 (4) or (5) WpÜG, the result of a previous acquisition of Target Company Shares by the 21st Guarantor or any of its Affiliates or any of their directors or officers.

§ 8 Protection of the Purchaser’s Interests

8.1	In this § 8, each of the following words and expressions shall have the following meanings:

(a)	“Controlling Interest” means:

(i)	ownership or power to vote on more than 50% of the shares or voting rights in a company or an undertaking; or

(ii)	the power to appoint a majority of directors of a company or an undertaking; or

(iii)	the power to direct or cause direction of the management and policies of a company, an undertaking or partnership, whether such power is a consequence of holding of shares, possession of voting rights or by virtue of any powers conferred by articles of association, constitution, partnership, agreement or other document regulating such company or otherwise; or

(iv)	in relation to a partnership, the right to a share of more than half of the income or more than half of the assets, or the right to exercise a majority of the voting rights of the partners in respect of the partnership assets or the ability or power otherwise to direct the affairs of the partnership;

(b)	“Competing Service” any of:

(i)	a premium subscription pay audio-visual content service; or

(ii)	a basic pay audio-visual content service; or

(iii)	a subscription video on demand service whose content is principally in the German language or subtitled in German and whose content consists of 21st Group and / or third party first run and library theatrical motion pictures, or television programming;

(c)	“Cable” cable television system;

(d)	“DTH” direct to home satellite;

(e)	“DTT” digital terrestrial television;

(f)	“IPTV” Internet Protocol television delivered by means of a private (or virtual private) or closed user group network;

(g)	“Mobile” any mobile broadcast or telecommunications technology used to deliver content to mobile devices;

(h)	“Non-Controlled Entity” means any body corporate, undertaking or partnership in which the Seller or a Restricted Party does not hold a Controlling Interest;

(i)	“OTT” over-the-top Internet irrespective of the device to which services are delivered;

(j)	“Prohibited Activity” the retailing of a Competing Service to consumers in the Territories (or any of them) by means of a Cable or DTH or DTT or IPTV or Mobile or OTT platform or service;

(k)	“Restricted Parties” every member of the 21st Group and “Restricted Party” means any of them;

(l)	“Restricted Period” from the Closing Date until 1 January 2017; and

(m)	“Territories” Germany and Austria.

8.2	Subject to Section 8.3, the Seller will not, and will procure that no Restricted Party will, carry on or be engaged in any Prohibited Activity during the Restricted Period.

8.3	Nothing contained in Sections 8.2 or 8.4 shall:

(a)	preclude or restrict either the Seller or any Restricted Party from entering into any bona fide wholesale arrangement on an arm’s length basis with a third party in respect of a Competing Service; or

(b)	preclude or restrict either the Seller or any Restricted Party either alone or in conjunction with any other person from acquiring or holding shares in a company which, directly or indirectly, carries on or is engaged or interested in any Prohibited Activity within the Restricted Period, provided that:

(i)	the opportunity provided by the Prohibited Activity cannot reasonably be described as a material factor behind such acquisition or shareholding; and

(ii)	the Prohibited Activity represents less than 5 per cent. of such company’s turnover in the six (6) months prior to such acquisition or investment; and

(iii)	following such acquisition the proportion of content from the 21st Group (excluding any businesses or undertakings acquired pursuant to such acquisition) made available as part of that Prohibited Activity does not materially increase during the remainder of the Restricted Period (when compared to the proportion of content from the 21st Group (excluding any businesses or undertakings acquired pursuant to such acquisition) made available as part of that Prohibited Activity in the six (6) months prior to such acquisition or investment).

8.4	The Seller will not, and will procure that no Restricted Party will during the Restricted Period acquire or establish an interest in a Non-Controlled Entity a material part of whose business constitutes a Prohibited Activity.

§ 9 Indemnification

9.1

In the event of a breach of any representation, covenant or other undertaking of the Seller (or the 21st Guarantor where applicable) contained in this Agreement, subject to the provisions contained in this § 9, the Seller shall put the Purchaser or at the election of the Purchaser any other member of the Purchaser Group or a director, employee or agent of any member of the Purchaser Group (each a “Indemnified Person”), in the position it had been in had such breach not occurred, by way of restitution in kind (Naturalrestitution). Should such restitution in kind not be possible due to the nature of the breach, or if and to the extent the Seller has failed to procure such restitution in kind during a period of one month after the breach has become known to the Seller, the Indemnified Person shall be entitled to require compensation of Losses caused to the respective Indemnified Person, in the form of monetary damages (the “Claim”). The

Seller’s obligations under the preceding sentences shall not require negligence (Fahrlässigkeit) on the part of the Seller or the 21st Guarantor in the event of a breach of any representation. Any payments made by or on behalf of the Seller pursuant to the preceding sentences shall be treated by the Parties as adjustments of the Purchase Price (and if made to a Group Company, as Purchase Price adjustment between Seller and Purchaser, and a contribution (Einlage) by the Purchaser to the relevant entity).

9.2	For clarification: The Purchaser shall not be entitled to receive damages or other compensation or reimbursement or an adjustment to the Purchase Price more than once in respect of the same loss and to the extent that any loss has been compensated or reimbursed or adjusted following a claim or calculation under this Agreement or any other agreements entered into by any member of the Purchaser Group in respect of the German Transaction (the “Transaction Document(s)”), the Purchaser shall not be entitled to bring a further claim in relation to that loss or further adjust the Purchase Price under this Agreement.

9.3	In the event of a breach of any representation, covenant or undertaking of the Purchaser (or the BSkyB Guarantor, where applicable) contained in this Agreement, subject to the provisions contained in this § 9, the Purchaser shall put the Seller in the position it had been in, had such breach not occurred, by way of restitution in kind (Naturalrestitution). Should such restitution in kind not be possible due to the nature of the breach, or if and to the extent the Purchaser has failed to procure such restitution in kind during a period of one month after the breach having become known to the Purchaser, the Seller shall be entitled to require compensation of Losses caused to it in the form of monetary damages (the “Seller Claim”).

9.4	For purposes of this Agreement, “Losses” shall mean, subject to the following sentence of this Section 9.4, all damages, including reasonable costs and expenses which are recoverable on the basis of Sections 249 et seqq. German Civil Code (BGB) (including the principles of loss mitigation (Sec. 254 German Civil Code (BGB)) and loss compensation by benefits (Vorteilsausgleichung)). The Seller shall have no liability under or in respect of the representation and warranty contained in Section 5.10 for any loss of profits (entgangener Gewinn), or any indirect or consequential loss (Folgeschaden).

9.5	Should the Seller, in breach of the provisions of this Agreement, transfer the Sold Shares to any party other than the Purchaser or a Nominee, the Purchaser shall be entitled to demand payment by the Seller, as its deemed minimum Losses and without affecting the Purchaser’s right to claim any amount in excess of such deemed minimum Losses in accordance with the provisions hereof, any difference between the Purchase Price (or, if not all of the Sold Shares are so transferred, the Purchase Price to the extent attributable to the Sold Shares so transferred) and any higher value of the consideration, in cash or in kind received by or owing to the Seller for the Sold Shares so transferred.

9.6	Other than pursuant to the Seller’s representations, warranties and covenants provided elsewhere in this Agreement, no Party shall be liable to compensate the other Party for, or indemnify the other Party from and against, claims originating from the exercise of change of control rights by third parties or the forfeiture of tax loss carry forwards or the forfeiture of interest carry forwards, as a result of the German Transaction and its implementation.

9.7	For purposes of Sections 9.8 to 9.14:

“Taxation” or “Tax” means:

(a)	all forms of direct and indirect tax, duty, rate, levy, charge or other imposition in the nature of taxation whenever and by whatever authority imposed and whether of Germany or elsewhere, including (without limitation) any tax on gross or net income profit or gains, corporation tax, capital gains tax, capital transfer tax, inheritance tax, wealth taxes, value added tax, customs duties, excise duties, rates, transfer taxes (including stamp duties, real estate transfer taxes, registration fees and other taxes of a similar nature), capital duty, payroll taxes, national insurance and other similar social security contributions and any other taxes, duties, rates, levies, charges or imposts corresponding to, similar to, in the nature of, replaced by or replacing any of them and regardless of whether any such taxes, duties, rates, levies, charges, imposts are chargeable directly or primarily against or attributable directly or primarily to any of the Target Companies or any other person and of whether any amount in respect of any of them is recoverable from any other person; and

(b)	all charges, interest, penalties and fines incidental or relating to any Taxation falling within Section 9.7(a) above.

“Tax Relief” means:

(a)	any relief, loss, allowance, exemption, set-off or credit in respect of any Taxation;

(b)	any deduction in computing income, profits or gains for the purposes of any Taxation; or

(c)	any right to repayment of Taxation including any repayment supplement or interest in respect of Tax.

9.8	Any payment made or due from any Party under, or pursuant to the terms of, this Agreement shall be free and clear of all Taxation whatsoever save only for any deductions or withholdings required by law.

9.9	If any deductions or withholdings are required, or any payments made by or due from any Party to this Agreement (the “payor”) in respect of Claims, Seller Claims or breaches of this Agreement are liable for Taxation in the hands of the person entitled to the payment (the “payee”), or would have been so liable for Taxation but for the utilisation of any Tax Relief in respect of such liability, the payor shall, except to the extent that such deduction, withholding or Taxation (as the case may be) has already been taken into account in determining the amount payable in respect of the relevant Claim, Seller Claim or breach of this Agreement, be liable to pay to the payee such further sums as shall be required to ensure that the net amount received by the payee will equal the full amount which would have been received under or for breach of the relevant provisions of this Agreement in the absence of any such deductions, withholdings or Taxation liabilities.

9.10

If a deduction or withholding in respect of which a further amount has been paid under Section 9.9 results in the payee obtaining a Tax Relief, the payee shall make or procure payment to the payor within 20 Business Days of the use or set off of such Tax Relief or refund or repayment of Tax which is or arises from that Tax Relief, of an amount which the payee determines (acting reasonably) will leave it in the same after-tax position as it would have been in had the further sums not been required to be paid by the payor. The payee shall use reasonable endeavours to ensure that it obtains and utilises any such Tax Relief as soon as reasonably practicable, provided that the payee shall be under no obligation to utilise any such Tax Relief in priority to any other Tax Reliefs that are or become available to it.

9.11	The payee shall notify the payor in respect of obtaining any Tax Relief to which Section 9.10 applies as soon as reasonably practicable after the use or set off of such Tax Relief or, in the case of any refund or repayment of Tax which is or arises from that Tax Relief, receipt of any such refund or repayment of Tax.

9.12	The payee shall, acting reasonably and in good faith, respond to any reasonable enquiries raised from time to time by the payor or its advisers for the purposes of confirming whether any Tax Relief has been obtained or used in accordance with Section 9.10.

9.13	In any case where an amount is due from the Purchaser in respect of any Seller Claim or for breach of this Agreement, there shall (save to the extent that the relevant Tax Relief has already been taken into account in determining the amount payable by the Purchaser in respect of that or any other Seller Claim or breach of this Agreement) be deducted from the amount due from the Purchaser in relation to that Seller Claim or breach of this Agreement the amount by which any liability to Taxation of the payee (or any member of the group of companies of which the payee is a member) will be reduced or extinguished as a result of any Tax Relief arising from the matter giving rise to the relevant Seller Claim or breach of this Agreement (the “Purchaser Available Tax Saving”) so that the amount payable shall be reduced by the amount of the Purchaser Available Tax Saving calculated taking into account timing differences between the time when the amount payable is due for payment (the “Payment Date”) and the time when the Purchaser Available Tax Saving is likely to be used to reduce a liability to pay Taxation and (where the Purchaser Available Tax Saving is an offset against income, profits or gains) assuming rates of Taxation which apply at the Payment Date adjusted, if relevant, to take account of prospective changes in rates of Taxation which have been specified in legislation in force on the Payment Date and also assuming that the payee (or the relevant member of the group of companies of which the payee is a member) shall use reasonable endeavours to obtain and utilise the relevant Tax Relief but not in priority to any other Tax Reliefs that are or become available to it.

9.14	In any case where an amount is due from the Seller in respect of any Claim or for breach of this Agreement, there shall (save to the extent that the relevant Tax Relief has already been taken into account in determining the amount payable by the Seller in respect of that or any other Claim or breach of this Agreement) be deducted from the amount due from the Seller in relation to that Claim or breach of this Agreement the amount by which any liability to Taxation of the payee (or any member of the group of companies of which the payee is a member) will be reduced or extinguished as a result of any Tax Relief arising from the matter giving rise to the relevant Claim or breach of this Agreement (the “Seller Available Tax Saving”) so that the amount payable shall be reduced by the amount of the Seller Available Tax Saving, on the assumption that the Seller Available Tax Saving will be an amount equal to the cost, expense or other such amount in respect of which the Seller Available Tax Saving arises multiplied by 50% of the relevant rate of Taxation which applies at the date when the amount payable is due for payment.

9.15	The Parties’ liability in connection with this Agreement shall be limited as follows:

(a)	the Seller’s entire liability in connection with this Agreement, including the breach of all representations, covenants and agreements, and under all indemnities contained herein, shall be limited to the aggregated amount of the Purchase Price; and

(b)	the Purchaser’s entire liability in connection with this Agreement, including for the breach of all representations, covenants, indemnities and agreements contained herein, shall be limited to an aggregate amount equal to the Purchase Price.

9.16	If the Purchaser becomes aware of a matter or circumstance which is likely to give rise to a Claim, the Purchaser shall give notice to the Seller specifying that matter or circumstance in reasonable detail (in the context of the information available at the time) as soon as reasonably practicable after it becomes aware of that matter or circumstance, provided that a failure to notify shall not relieve the Seller or the 21st Guarantor from any liability with respect to such matter or circumstance, save to the extent that the liability of the Seller or the 21st Guarantor is increased as a result of such failure.

9.17	If the Seller becomes aware of a matter or circumstance which is likely to give rise to a Seller Claim, the Seller shall give notice to the Purchaser specifying that matter or circumstance in reasonable detail (in the context of the information available at the time) as soon as reasonably practicable after it becomes aware of that matter or circumstance, provided that a failure to notify shall not relieve the Purchaser or the BSkyB Guarantor from any liability with respect to such matter or circumstance, save to the extent that the liability of the Purchaser or the BSkyB Guarantor is increased as a result of such failure.

9.18	Unless otherwise expressly provided in this Agreement, all claims by the Purchaser under this Agreement shall be time-barred (verjähren) upon expiration of the statutory limitation period after the Closing Date. The limitation period in respect of any Claim shall be suspended (gehemmt) in the event the Purchaser provides notice of that Claim as contemplated by Section 9.16 and shall in any event terminate if proceedings in respect of it have not been commenced within nine months after the giving of notice of that Claim as contemplated by Section 9.16 (or, if the Claim is based on a liability which is contingent only, within six months after such contingent liability gives rise to an obligation to make a payment).

9.19	Unless otherwise expressly provided in this Agreement, all claims by the Seller under this Agreement shall be time-barred (verjähren) upon expiration of the statutory limitation period after the Closing Date. The limitation period in respect of any Seller Claim shall be suspended (gehemmt) in the event the Seller provides notice of that Seller Claim as contemplated by Section 9.17 and shall in any event terminate if proceedings in respect of it have not been commenced within nine months after the giving of notice of that Seller Claim as contemplated by Section 9.17 (or, if the Seller Claim is based on a liability which is contingent only, within six months after such contingent liability gives rise to an obligation to make a payment).

9.20	Any and all rights and remedies of any legal nature which the Purchaser or the Seller may have against the respective other Party in connection with this Agreement, other than:

(a)	claims for specific performance (Erfüllungspflichten) and for breach of such claims; and

(b)	the rights in the event of a breach of representations, covenants or agreements as set out herein shall be excluded. In particular, without limiting the generality of the foregoing, each Party hereby waives any claims and rights under statutory representations and warranties (Sections 434 et seq. German Civil Code (BGB)), statutory, contractual or pre-contractual obligations (Section 280 to 282, 311 German Civil Code (BGB)) or frustration of contract (Section 313 German Civil Code (BGB)) or tort (Sections 823 et seq. German Civil Code (BGB)) or voidability rules (Section 119 German Civil Code (BGB)) and no Party shall have any right to rescind, cancel or otherwise terminate this Agreement or exercise any right or remedy which would have a similar effect, except as is set forth herein.

9.21	Any limitations of claims contained herein, shall not apply to any rights and remedies for fraud or wilful misconduct (Arglist und Vorsatz).

§ 10 Termination

10.1	Subject to Section 10.2, this Agreement shall automatically terminate with immediate effect and each Party’s rights and obligations shall cease to have force and effect:

(a)	if, before Closing Date, the Purchaser becomes aware that any of the representations contained in Sections 5.1, 5.2, 5.4 to 5.9 including was at the date of this Agreement, or has since become, untrue or misleading or has been breached, whether or not such breach is repudiatory (provided, where the breach is reasonably capable of remedy, the Seller has not remedied the breach prior to the date when the last of the Closing Conditions is satisfied) and the Purchaser gives notice to the Seller that it wishes to terminate;

(b)	if, prior to or upon the end of the acceptance period under the Tender Offer, any of the events pursuant to Sections 12.1.9 and 12.1.10 (as determined under the Tender Offer) (if applicable) of Annex 3.1 occurs and the Purchaser gives notice to the Seller that it wishes to terminate;

(c)	if, before the Closing Date, the Seller is in material breach, whether or not such breach is repudiatory or not, of any covenant in this Agreement which is material to the purchase of the Sold Shares (provided that, where such breach is reasonably capable of remedy, the Seller has not remedied the breach prior to the date when the last of the Closing Conditions is satisfied), and the Purchaser gives notice to the Seller that it wishes to terminate); or

(d)	if the Purchaser or the Seller gives notice to the other pursuant to Section 4.7.

10.2	The termination of this Agreement shall not affect:

(a)	any rights or obligations which have accrued or become due prior to the date of termination; and

(b)

the continued existence and validity of the rights and obligations of the Parties under any provision which is expressly or by implication intended to continue in force after termination (together with those Sections necessary for their interpretation), including this Section 10.2 and §§ 13 to 15, and, to the extent relevant, the BSkyB Guaranteed Obligations or 21st Guaranteed Obligations included in § 11 and § 12.

§ 11 BSkyB Guarantee and Indemnity

11.1	The BSkyB Guarantor unconditionally and irrevocably guarantees to the Seller the punctual discharge by the Purchaser of its obligations under this Agreement (the “BSkyB Guaranteed Obligations”) and promises to pay on demand each sum which the Purchaser is liable to pay under this Agreement.

11.2	Without prejudice to the rights of the Seller against the Purchaser, the BSkyB Guarantor shall be a primary obligor and shall be deemed a principal debtor in respect of its obligations under this Agreement and not a surety.

11.3	The Seller may make any number of demands of the BSkyB Guarantor in respect of the BSkyB Guaranteed Obligations.

11.4	The BSkyB Guarantor’s obligations under this § 11 shall be in addition to any rights the Seller may have under any other agreement or security in relation to this Agreement or the BSkyB Guaranteed Obligations. The Seller may enforce its rights against the BSkyB Guarantor without first having recourse to any other such agreement or security or exercising any rights or remedies against the Purchaser.

11.5	The BSkyB Guarantor’s liability to the Seller shall not be discharged, impaired or affected by:

(a)	any legal limitation, disability or incapacity or other circumstances relating to the Purchaser or any change in the members or status of the Purchaser or any other person;

(b)	any variation of any of the terms of this Agreement or of any of the BSkyB Guaranteed Obligations in accordance with Section 15.4;

(c)	any time, waiver or consent granted to or composition with the Purchaser or any other person;

(d)	any defect in the obligations of the Seller or the Purchaser;

(e)

the liquidation or dissolution of the Purchaser or the appointment of a receiver (Sachwalter) or administrator (Insolvenzverwalter) of any of the Purchaser’s assets or any other insolvency proceeding relating to the Purchaser or any Change of Control of the Purchaser or any other matter affecting the obligation of the Purchaser to perform any BSkyB Guaranteed Obligation; “Change of Control” means in respect of any company, if a person who directly or indirectly has Control of the company at the date of this Agreement ceases to do so or if a person obtains directly or indirectly Control of the company after the date of this Agreement; “Control” means the power of a person to secure, directly or indirectly, (whether by the holding of shares, possession of voting rights or by virtue of any other power conferred by the articles of association, constitution, partnership deed or other documents regulating another person or otherwise) that the affairs of such other person are conducted in accordance with his or its wishes and “Controlled”” and “Controlling” shall be construed accordingly;

(f)	any unenforceability, illegality or invalidity of any obligation of any person under this Agreement; or

(g)	any other matter which, but for this § 11, would reduce, vitiate or affect the obligations of the BSkyB Guarantor in respect of the BSkyB Guaranteed Obligations.

11.6	The BSkyB Guarantor undertakes to fully and effectively indemnify, keep indemnified and hold harmless the Seller from and against all Actions and all costs which the Seller may suffer or incur or which may be brought against the Seller in any jurisdiction arising, directly or indirectly out of, in respect of or in connection with any default by the Purchaser in performing any BSkyB Guaranteed Obligation or by the BSkyB Guarantor in performing its obligations under this Agreement. “Actions” means any claims, actions, proceedings, damages, demands, judgments, fines, sums payable, liabilities and losses (which includes any material diminution in the value of the Sold Shares, or the shares in other members of SkyD Group directly or indirectly held by the Target Company or the assets of the Target Company or other members SkyD Group) (in each case, whether or not successful, compromised, settled, withdrawn or which shall become unenforceable by the lapse of time or otherwise);

11.7	The BSkyB Guarantor agrees that:

(a)	if any payment received by the Seller from the Purchaser in relation to the BSkyB Guaranteed Obligations is avoided or set aside on the subsequent insolvency or liquidation of the Purchaser any amount received by the Seller and subsequently repaid, shall not discharge or diminish the liability of the BSkyB Guarantor for the BSkyB Guaranteed Obligations and this § 11 shall apply as if such payment had at all times remained owing by the Purchaser; and

(b)	after a demand has been made by the Seller under this § 11 and until the amount demanded has been paid in full, the Seller may take such action as it thinks fit against the Purchaser to recover all sums due and payable to it under this Agreement, without affecting the obligations of the BSkyB Guarantor under this § 11.

11.8	The provisions of this § 11 shall remain in full force and effect until all such amounts and obligations have been irrevocably paid and discharged in full.

§ 12 21st Guarantee and Indemnity

12.1	The 21st Guarantor unconditionally and irrevocably guarantees to the Purchaser the punctual discharge by the Seller of its obligations under this Agreement (the “21st Guaranteed Obligations”) and promises to pay on demand each sum which the Seller is liable to pay under this Agreement.

12.2	Without prejudice to the rights of the Purchaser against the Seller, the 21st Guarantor shall be a primary obligor and shall be deemed a principal debtor in respect of its obligations under this Agreement and not a surety.

12.3	The Purchaser may make any number of demands of the 21st Guarantor in respect of the 21st Guaranteed Obligations.

12.4	The 21st Guarantor’s obligations under this § 12 shall be in addition to any rights the Purchaser may have under any other agreement or security in relation to this Agreement or the 21st Guaranteed Obligations. The Purchaser may enforce its rights against the 21st Guarantor without first having recourse to any other such agreement or security or exercising any rights or remedies against the Seller.

12.5	The 21st Guarantor’s liability to the Purchaser shall not be discharged, impaired or affected by:

(a)	any legal limitation, disability or incapacity or other circumstances relating to the Seller or any change in the members or status of the Seller or any other person;

(b)	any variation of any of the terms of this Agreement or of any of the 21st Guaranteed Obligations in accordance with Section 15.4;

(c)	any time, waiver or consent granted to or composition with the Seller or any other person;

(d)	any defect in the obligations of the Purchaser or the Seller;

(e)	the liquidation or dissolution of the Seller or the appointment of a receiver (Sachwalter) or administrator (Insolvenzverwalter) of any of the Seller’s assets or any other insolvency proceeding relating to the Seller or any Change of Control of the Seller or any other matter affecting the obligation of the Seller to perform any 21st Guaranteed Obligation;

(f)	any unenforceability, illegality or invalidity of any obligation of any person under this Agreement; or

(g)	any other matter which, but for this § 12, would reduce, vitiate or affect the obligations of the 21st Guarantor in respect of the 21st Guaranteed Obligations.

12.6	The 21st Guarantor undertakes to fully and effectively indemnify, keep indemnified and hold harmless the Purchaser from and against all Actions and all costs which the Purchaser may suffer or incur or which may be brought against the Purchaser in any jurisdiction arising, directly or indirectly out of, in respect of or in connection with any default by the Seller in performing any 21st Guaranteed Obligation or by the 21st Guarantor in performing its obligations under this Agreement.

12.7	The 21st Guarantor agrees that:

(a)	if any payment received by the Purchaser from the Seller in relation to the 21st Guaranteed Obligations is avoided or set aside on the subsequent insolvency or liquidation of the Seller any amount received by the Purchaser and subsequently repaid, shall not discharge or diminish the liability of the 21st Guarantor for the 21st Guaranteed Obligations and this § 12 shall apply as if such payment had at all times remained owing by the Seller; and

(b)

after a demand has been made by the Purchaser under this § 12 and until the amount demanded has been paid in full, the Purchaser may take such action as it thinks fit against the Seller to recover all sums due and payable to it under this

Agreement, without affecting the obligations of the 21st Guarantor under this § 12.

12.8	The provisions of this § 12 shall remain in full force and effect until all such amounts and obligations have been irrevocably paid and discharged in full.

§ 13 Notices

13.1	A notice (including any approval, consent or other communication) in connection with this Agreement and the documents referred to in it:

(a)	must be in writing;

(b)	must be left at or delivered by courier to the address of the addressee or sent by pre-paid recorded delivery (airmail if posted internationally) to the address of the addressee or sent by facsimile to the facsimile number of the addressee in each case which is specified below in relation to the Party to whom the notice is addressed, and marked for the attention of the person so specified, or to such other address or facsimile number or marked for the attention of such other person, as the relevant Party may from time to time specify by notice given in accordance with this § 13.

The relevant details of each Party at the date of this Agreement are:

21st Guarantor and Seller

Address:	1211 Avenue of the Americas, New York, NY 10036 USA
Facsimile:	+1 212 852 7214
Attention:	General Counsel
Copied to:	Simon Toms at Allen & Overy LLP, One Bishops Square, London E1 6AD, United Kingdom

BSkyB Guarantor and Purchaser

Address:	Grant Way, Isleworth, Middlesex TW7 5QD, England
Facsimile:	+ 44 (0) 20 7900 7120
Attention:	General Counsel
Copied to:	Stephen Wilkinson at Herbert Smith Freehills LLP, Exchange House, Primrose Street, London, EC2A 2EG, England

(c)	must not be sent by electronic mail.

13.2	In the absence of evidence of earlier receipt, any notice shall take effect from the time that it is deemed to be received in accordance with Section 13.3.

13.3	Subject to Section 13.4, a notice is deemed to be received:

(a)	in the case of a notice left at the address of the addressee, upon delivery at that address;

(b)	in the case of a letter posted nationally, on the third day after posting or, if posted internationally, the seventh day after posting; and

(c)	in the case of a facsimile, on production of a transmission report from the machine from which the facsimile was sent which indicates that the facsimile was successfully sent in its entirety to the facsimile number of the recipient.

13.4	A notice received or deemed to be received in accordance with Section 13.3 above on a day which is not a Business Day, or after 5pm on any Business Day, shall be deemed to be received on the next following Business Day.

§ 14 Confidentiality

14.1	Subject to the remaining provisions of this Section 14.1, with the exception of the announcement to be made by 21st Guarantor in the agreed form and set out in Annex 14.1 as amended from time to time with the prior written consent of the Seller and the Purchaser (the “21st Announcement”), the Seller shall not, and shall procure that no member of the 21st Group (other than the SkyD Group) shall, release any announcement or, except as provided in this Agreement or any agreement entered into by any member of the Purchaser Group in connection with the German Transaction or the raising of equity or debt finance (whether directly or indirectly) to fund any of the same (the “Related Agreement”), despatch any announcement or circular, relating to this Agreement unless the form and content of such announcement or circular have been submitted to, and agreed by, the Purchaser (such approval not to be unreasonably withheld or delayed) save where such press release, public announcement circular, prospectus or other communication is consistent with the contents of the 21st Announcement. Subject to Section 14.6, nothing in this Section 14.1 shall prohibit the Seller from making any announcement required by Applicable Law.

14.2	For the purposes of Sections 14.3 and 14.4 “Confidential Information” means the existence and contents of this Agreement and any other agreement or arrangement contemplated by this Agreement (including the Related Agreements) and:

(a)	information of whatever nature concerning the business, finances, assets, liabilities, dealings, transactions, know-how, customers, suppliers, processes or affairs of the other Parties and any of their group undertakings from time to time; and

(b)	any information which is expressly indicated to be confidential in relation to the Party disclosing it (or in relation to any of its group undertakings) from time to time,

which any Party may from time to time receive or obtain (verbally or in writing or in disk or electronic form) from any other Party as a result of negotiating, entering into, or performing its obligations pursuant to this Agreement (including all information of the type referred to in Section 14.2(a) held by any member of the 21st Group in relation to any Group Company, whether or not transferred or communicated to the Purchaser in connection with the German Transaction) and provided that such information concerning the SkyD Group in relation to the period before Closing shall not be Confidential Information of the Seller or any member of the 21st Group (other than the SkyD Group) following Closing and such information concerning the SkyD Group, notwithstanding the period to which it relates, shall be Confidential Information of the Purchaser and shall not be Confidential Information of the Seller.

14.3	Each Party undertakes to the other Parties that, subject to Section 14.4, unless the prior written consent of the other Parties shall first have been obtained it shall, and shall procure that its group (other than the SkyD Group), officers, employees, advisers and agents shall, keep confidential and shall not by failure to exercise due care or otherwise by any act or omission disclose to any person whatever, or use or exploit commercially for its or their own purposes, any of the Confidential Information of the other Parties.

14.4	The consent referred to in Section 14.3 shall not be required for disclosure by a Party of any Confidential Information:

(a)	to its officers, employees, advisers and agents, in each case, as may be contemplated by this Agreement or any of the agreements referred to in this Agreement (including the Related Agreements) or, to the extent required to enable such Party to carry out its obligations under this Agreement or any of the agreements referred to in this Agreement (including the Related Agreements) and who shall in each case be made aware by such Party of its obligations under this § 14 and shall be required by such Party to observe the same restrictions on the use of the relevant information as are contained in Sections 14.3 and 14.6, subject to the same exceptions as are contained in this Section 14.4 and provided that each Party shall be responsible for any breach of this § 14 by its officers, employees, advisers or agents to whom Confidential Information is disclosed;

(b)	subject to Sections 14.6, to the extent required by Applicable Law or by the regulations of any stock exchange or regulatory authority to which such Party is or may become subject or pursuant to any order of court or other competent authority or tribunal;

(c)	to the extent that the relevant Confidential Information is in the public domain otherwise than by breach of this Agreement by any Party;

(d)	which is disclosed to such Party by a third party who is not in breach of any undertaking or duty as to confidentiality whether express or implied to another Party or any member of their group from time to time;

(e)	which that Party lawfully possessed or independently developed prior to obtaining it from another;

(f)	to any professional advisers to the disclosing party who are bound to the disclosing party by a duty of confidence which applies to any information disclosed and provided that each Party shall be responsible for any breach of § 14 by its professional advisers to whom Confidential Information is disclosed;

(g)	to the other Parties to this Agreement; or

(h)	if and to the extent required to vest the full benefit of this Agreement in that Party;

(i)	pursuant to the terms of this Agreement or any of the agreements referred to in this Agreement (including the Related Agreements).

14.5

The consent referred to in Section 14.3 shall not be required for disclosure by the Purchaser of any Confidential Information if and to the extent that such Confidential Information is disclosed by the Purchaser or any member of the Purchaser Group for the purposes of satisfying the Closing Conditions or in the course of any related activity (including road shows and discussions with investors).

14.6	If a Party becomes required by Applicable Law, in circumstances contemplated by Section 14.1 to make an announcement or in the circumstances contemplated by Section 14.4(b) to disclose any Confidential Information: (i) in the case of the Seller, the Seller shall and shall procure that the relevant member of the 21st Group shall, (save to the extent prohibited by Applicable Law) give to the Purchaser such notice and shall consult with and reflect such reasonable comments of the Purchaser as is practical in the circumstances of such disclosure; and (ii) in the case of the Purchaser, the Purchaser shall and shall procure that the relevant member of the Purchaser Group shall, (save to the extent prohibited by Applicable Law) give to the Seller such notice and shall consult with the Seller as is practical in the circumstances of such disclosure.

§ 15 Miscellaneous

15.1	The Purchaser shall bear all registration or other similar taxes payable in any jurisdiction in respect of the transfer of the Sold Shares to the Purchaser.

15.2	Each Party shall pay its own expenses, including the costs of its advisors, incurred in connection with this Agreement.

15.3	This Agreement (including all Annexes hereto) together with the documents contemplated by this Agreement contains the entire agreement between the Parties with respect to the German Transaction and supersedes all prior agreements and understandings between the Parties with respect thereto and, without prejudice to the generality of the foregoing but save where expressly agreed otherwise, excludes any warranty, condition or other undertaking implied at law or by custom, usage or course of dealing. The reciprocal confidentiality agreement between BSkyB Guarantor and 21st entered into on or 1 August 2013 will terminate on the date hereof, save for any accrued rights and liabilities.

15.4	No variation of this Agreement (or any of the documents referred to in it) shall be valid unless it is in writing (which, for this purpose, does not include email but includes telefax or email/pdf scan) and signed by or on behalf of each of the Parties unless a specific form is required by Applicable Laws. The expression “variation” includes any variation, supplement, deletion or replacement however effected.

15.5	Except as expressly set forth in this Agreement, no Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other Party, except that the Purchaser may assign any of its rights to its Affiliates and Nominees.

15.6	No person other than a Party shall have any rights hereunder except as is explicitly set out herein. In such case, the authority of the Parties to terminate this Agreement or to alter its terms in any way whatsoever – including the contents of the third party rights – without the consent of such other person being granted rights hereunder shall remain unaffected.

15.7	For the purposes of this Agreement

(a)	the headings of the sections and subsections in this Agreement are for convenience purposes only and shall not affect the interpretation of any of the provisions hereof;

(b)	terms to which a German translation has been added shall be interpreted as having the meaning assigned to them by the German translation;

(c)	terms defined herein or in the Annexes hereto shall have the meaning ascribed to them in such definition throughout this Agreement;

(d)	the term “Affiliate(s)” shall have the meaning assigned to it in Section 15 German Stock Corporation Act (verbundenes Unternehmen);

(e)	words such as “hereof”, “herein” or “hereunder” refer (unless otherwise required by the context) to this Agreement as a whole and not to a specific provision of this Agreement. The term “including” shall mean “including, without limitation”. A Party which shall procure or cause something to happen or not to happen shall be liable to the other Party for such matter to happen or not to happen without fault (Verschulden) being required). A person who “shall” or “shall not” do something shall have a primary obligation (Erfüllungspflicht) to do or not to do such thing;

(f)	a “Business Day” shall be a day (other than a Saturday or Sunday) on which banks are open for general business in London, Rome, New York and Frankfurt/Main;

(g)	the Annexes to this Agreement are an integral part of this Agreement and any reference to this Agreement includes this Agreement and the Annexes as a whole.

15.8	Should any provision of this Agreement, or any provision incorporated into this Agreement in the future, be or become invalid or unenforceable, the validity or enforceability of the other provisions of this Agreement shall not be affected thereby. The invalid or unenforceable provision shall be deemed to be substituted by a suitable and equitable provision which, to the extent legally permissible, comes as close as possible to the intent and purpose of the invalid or unenforceable provision. The same shall apply: (i) if the Parties have, unintentionally, failed to address a certain matter in this Agreement (Regelungslücke); in this case a suitable and equitable provision shall be deemed to have been agreed upon which comes as close as possible to what the Parties, in the light of the intent and purpose of this Agreement, would have agreed upon if they had considered the matter; or (ii) if any provision of this Agreement is invalid because of the scope of any time period or performance stipulated herein; in this case a legally permissible time period or performance shall be deemed to have been agreed which comes as close as possible to the stipulated time period or performance.

15.9	This Agreement may be executed in any number of counterparts and by the Parties to it on separate counterparts, each of which when executed and delivered shall be an original, but all the counterparts together constitute one instrument.

15.10	This Agreement shall be governed by, and construed in accordance with, the laws of Germany excluding the principles of conflict of laws and the Convention on the International Sale of Goods as of 1980 (Vienna Convention).

15.11	The courts in Frankfurt am Main, Germany shall have exclusive jurisdiction for any dispute arising out of or relating to this Agreement.

15.12	The Seller and the 21st Guarantor hereby each nominate

Allen & Overy LLP

c/o Dr. Hans Diekmann

Rheinisches Palais

Breite Straße 27

40213 Düsseldorf

Germany

as authorized recipient (Zustellungsbevollmächtigter) in Germany (each a “Authorized Recipient”) to receive service of process in connection with any claims under or in connection with this Agreement or any related document and any legal proceedings. Each of the Seller and the 21st Guarantor hereby represents and warrants that its Authorized Recipient has accepted the terms of the appointment as set out in this Section 15.12. The appointment of an Authorized Recipient shall only terminate if:

(a)	the Seller or the 21st Guarantor, as the case may be, has notified its Authorized Representatives of the proposed termination of his appointment;

(b)	the Seller or the 21st Guarantor, as the case may be, has appointed another person domiciled in Germany to act as its Authorized Representative;

(c)	such person has accepted the appointment on the terms set out in this Section 15.12;

(d)	such termination, appointment and acceptance have been notified to the other Parties; and

(e)	the Purchaser has notified the other Parties of his consent to the appointment (such consent not to be unreasonably withheld),

whereupon the new representative shall be the Authorized Recipient of the Seller or the 21st Guarantor, as the case may be.

[signature page to follow]

21st Century Fox Adelaide Holdings B.V.

/s/ JEFFREY PALKER
Name:	JEFFREY PALKER

Twenty-First Century Fox, Inc.

/s/ JEFFREY PALKER
Name:	JEFFREY PALKER

Kronen tausend985 GmbH (to be renamed to Sky German Holdings GmbH)

/s/ ANIL JHINGAN
Name:	ANIL JHINGAN

Date:	25/07/2014

British Sky Broadcasting Group PLC

/s/ CHRISTOPHER TAYLOR
Name:	CHRISTOPHER TAYLOR

Date:	25/07/2014

Annex 1.7 (a) – Shareholder Loan Transfer

Annex 1.7 (b) Shareholder Loan Confirmation

Annex 2.3- Seller Bank Account

Sky D proceeds (EUR):

To:	HSBC Bank plc International Branch London
SWIFT:	MIDLGB22
Favor of:	21st Century Fox America, Inc.
Account#:	57845638
IBAN:	GB81 MIDL 4005 1557 8456 38

Annex 3.1 – Offer Conditions

Annex 4.8 (a) – 2014/2015 Bundesliga Back to Back Guarantee

Annex 4.8 (b) – JP Morgan Back – to – Back Guarantee

Annex 7.2 – Resigning Board Members and form of Resignation Letters

Resigning Board Members

•	James Rupert Jacob Murdoch

•	Chase Carey

•	Mark Lewis Kaner

•	Jan Koeppen

Form of Resignation Letter

[Letterhead of the Resigning Board Member]

An die Sky Deutschland AG – Vorstand – Medienallee 26 85774 Unterföhring	To Sky Deutschland AG – Management Board – Medienallee 26 85774 Unterföhring

[Ort, Datum]	[Place, Date]

Niederlegung meines Aufsichtsratsmandats	Resignation from the Supervisory Board

Sehr geehrter Herr [—],	Dear Mr [—],

mit Wirkung zum Ablauf des [—] lege ich mein Mandat als Mitglied des Aufsichtsrats der Sky Deutschland AG nieder.	Effective as of the end of [—], I resign from the office as a member of the supervisory board of Sky Deutschland AG.

Eine von mir unterzeichnete Kopie dieser Niederlegungserklärung übermittle ich an den Stellvertretenden Vorsitzenden des Aufsichtsrats der Gesellschaft, Herrn [Markus Tellenbach].	The Deputy Chairman of the supervisory board of the company, Mr [Markus Tellenbach], receives a copy of this declaration of resignation signed by me.

Mit freundlichen Grüßen	Kind regards,

Annex 14.1 – 21st Announcement

21st Century Fox Agrees to Combine European Satellite Television Holdings; New Sky will be Europe’s Leading Pay-Television Business

Transfers Sky Holdings in Italy and Germany to BSkyB; Will Maintain 39.1 Percent Interest in Expanded BSkyB and Receive $9.3 Billion In Cash and Assets

Company Will Continue Share Repurchases in FY 2015 Under New Authorization

New York, NY – July TK, 2014 – 21st Century Fox (NASDAQ: FOXA, FOX) today announced that it will transfer Sky Italia and its 57.4 percent interest in Sky Deutschland to BSkyB to create a pan-European digital television leader through the combination of these assets.

In exchange for the transfer, 21st Century Fox will receive approximately $9.3 billion in value from BSkyB comprised of approximately $8.6 billion in cash and BSkyB’s 21 percent interest in National Geographic Channels International, raising 21st Century Fox’s ownership stake to 73 percent. In addition, 21st Century Fox will participate in BSkyB’s announced equity offering by purchasing approximately $900 million of additional shares in BSkyB to maintain the Company’s 39.1 percent ownership interest. The net, after-tax cash proceeds to be received by 21st Century Fox upon completion of all the elements of this transaction will approximate $7.2 billion. The agreement is subject to regulatory approvals, the approval of BSkyB stockholders and customary closing conditions.

“We have always believed that a combination of the European Skys would create enormous benefits for the combined business and for our shareholders,” said James Murdoch, Co-Chief Operating Officer, 21st Century Fox. “Ultimately, a pan-European Sky is good for customers, who will benefit from the accelerated technological innovation and enhanced customer experience made possible by a fully integrated business. The transaction underscores our focus at 21st Century Fox on simplifying our structure while delivering significant value to our shareholders. We look forward to participating in Sky’s exciting next chapter under the leadership of Jeremy Darroch, along with the other senior leaders, colleagues and creative talent across all the European Sky businesses.”

“For 21st Century Fox, this transaction was driven by the Company’s objective of maximizing the value of its various Sky holdings in a manner that recognizes the fair value of these businesses while allowing us to participate in the ongoing benefits of Sky through our ownership interest in the enlarged and strengthened company,” said Chase Carey, President and Chief Operating Officer, 21st Century Fox. “This transaction significantly enhances liquidity on our balance sheet to support our key operating principles including the consistent return of capital to shareholders. For Fiscal 2015 we will continue our share buyback program and will communicate the details of a renewed share buyback authorization upon the announcement of Fiscal 2014 earnings results on Wednesday, August 6, 2014.”

“Our renewed authorization for our share buyback program will be executed regardless of any potential acquisition or investment activity by the Company,” said Rupert Murdoch, Chairman and CEO of 21st Century Fox. “21st Century Fox’s number one priority is increasing shareholder value in a disciplined manner and, as a result, we will only consider transactions that fully support this objective.”

Cautionary Statement Concerning Forward-Looking Statements

This document contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on assumptions and involve known and unknown risks, uncertainties, and other factors, which may cause the actual results or performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Where, in any forward looking statements, we express an expectation or belief as to future results or events, such expectation or belief is based on the current plans and expectations of our management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. The “forward-looking statements” included in this document are made only as of the date of this document and we do not have any obligation to publicly update any “forward-looking statements” to reflect subsequent events or circumstances, except as required by law or regulation.

About 21st Century Fox

21st Century Fox is the world’s premier portfolio of cable, broadcast, film, pay TV and satellite assets spanning six continents across the globe. Reaching more than 1.5 billion subscribers in approximately 50 local languages every day, 21st Century Fox is home to a global portfolio of cable and broadcasting networks and properties, including FOX, FX, FXX, FXM, FS1, Fox News Channel, Fox Business Network, FOX Sports, Fox Sports Network, National Geographic Channels, MundoFox, STAR India, 28 local television stations in the U.S. and more than 300 channels that comprise Fox International Channels; film studio Twentieth Century Fox Film; and television production studios Twentieth Century Fox Television and Shine Group. The Company also provides premium content to millions of subscribers through its pay-television services in Europe and Asia, including Sky Deutschland, Sky Italia and its equity interests in BSkyB and Tata Sky. For more information about 21st Century Fox, please visit www.21CF.com.